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      CUSIP No. 344123 10 4                                  Page 1 of 6 Pages
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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

                INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                   PURUSANT TO RULE 13d-1(a) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13d-2(a)

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)/1/

                           Foamex International Inc.
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                               (Name of Issuer)

                         Common Stock, $.01 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  344123 10 4
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                                (CUSIP Number)

                          Apollo Management IV, L.P.
                           1999 Avenue of the Stars
                                  Suite 1900
                         Los Angeles, California 90067
                                (310) 201-4100

--------------------------------------------------------------------------------
                    (Name, Address and Telephone Number of
           Person Authorized to Receive Notices and Communications)

                                    June 6, 2001
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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      CUSIP No. 344123 10 4                                  Page 2 of 6 Pages
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                                    SCHEDULE 13D

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   AIF II, L.P.

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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [_]

                                                                     (b) [_]
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3  SEC USE ONLY


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4  SOURCE OF FUNDS*

   Not Applicable

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5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
  TO ITEMS 2(d) or (e) [_]

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6 CITIZENSHIP OR PLACE OF ORGANIZATION

  Delaware


                        7  SOLE VOTING POWER


                                0
                        --------------------------------------------------------

NUMBER OF SHARES
 BENEFICIALLY           8  SHARED VOTING POWER
 OWNED BY EACH
REPORTING PERSON                0
     WITH
                        --------------------------------------------------------
                         9  SOLE DISPOSITIVE POWER

                                0

                        --------------------------------------------------------
                        10 SHARED DISPOSITIVE POWER

                                0

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11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0

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12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0%

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14 TYPE OF REPORTING PERSON*

      PN

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      CUSIP No. 344123 10 4                                  Page 3 of 6 Pages
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                                 SCHEDULE 13D

     This Amendment No. 2 ("Amendment No. 2") to the Statement on Schedule 13D filed on December 23, 1993 with the Securities and Exchange Commission and as amended by Amendment No. 1, filed on April 13, 2000 (as so amended, the "Schedule 13D"), with respect to the Common Stock, $.01 par value per share ("Common Stock"), of Foamex International Inc., a Delaware corporation (the "Company"), amends Items 2, 5, 6 and 7 of the Schedule 13D. The Schedule 13D is hereby incorporated by reference herein for all purposes. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the
Schedule 13D.

Item 2.  Identity and Background.
------   -----------------------

     Item 2 is hereby amended and restated to read as follows:

     This Statement is filed by AIF II, L.P., a Delaware limited partnership ("AIF"). AIF is principally engaged in the business of investment in securities. The address of AIF's principal business and its principal office is c/o CIBC Bank and Trust Company (Cayman) Limited, Edward Street, Georgetown, Grand Cayman, Cayman Islands, British West Indies.

     The managing general partner of AIF is Apollo Advisors, L.P., a Delaware limited partnership ("Advisors"). The administrative general partner of AIF is Apollo Fund Administration Limited, a Cayman Islands corporation. Advisors is principally engaged in the business of serving as managing general partner of AIF and another investment fund. Apollo Fund Administration Limited is principally engaged in the business of serving as administrative general partner of AIF and another investment fund. AIF does not have any other general partners.

     The respective addresses of the principal business and principal office of each of Advisors and Apollo Fund Administration Limited are: Apollo Advisors, L.P., Two Manhattanville Road, Purchase, New York 10577; and Apollo Fund Administration Limited, c/o CIBC Bank and Trust Company (Cayman) Limited, Edward Street, Georgetown, Grand Cayman, Cayman Islands, British West Indies.

     Attached as Appendix A to Item 2 is information concerning the principals, executive officers, directors and principal shareholders of AIF and other entities as to which such information is required to be disclosed in response to
Item 2 and General Instruction C to Schedule 13D.

     Neither AIF, Advisors or Apollo Fund Administration Limited, nor any of the persons or entities referred to in Appendix A to Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
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      CUSIP No. 344123 10 4                                  Page 4 of 6 Pages
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Item 5.  Interest in Securities of the Company.
------   -------------------------------------

        Item 5 is hereby amended and restated to read as follows:

        (a) AIF II, L.P. no longer has beneficial ownership over any previously reported securities inasmuch as it sold 113,096 shares of Common Stock of the Company to one purchaser and 1,154,440 to another purchaser on June 6, 2001, in each case for a purchase price of $5.05 per share, pursuant to privately negotiated transactions.

        (b) The number of shares of Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for AIF is set forth in the cover pages and such information is incorporated herein by reference.

        (c) The response in Item 5(a) of this Amendment No. 2 is incorporated herein by reference.

        (d)  Not applicable.

        (e) AIF II, L.P. ceased to be the beneficial owner of more than five percent of the Common Stock of the Company on June 6, 2001.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect
        ---------------------------------------------------------------------
        to Securities of the Issuer.
        ---------------------------

        Item 6 is hereby amended and restated to read as follows:

        Not Applicable.

Item 7. Material to be filed as Exhibits.
        --------------------------------

        Item 7 is hereby amended and restated to read as follows:

        Not applicable.
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      CUSIP No. 344123 10 4                                  Page 5 of 6 Pages
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                                   SIGNATURE

      After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 2 is true, complete and correct.

Dated:  June 8, 2001

                                   AIF II, L.P.


                                   By:  Apollo Advisors, L.P.
                                        its Managing General Partner

                                        By:  Apollo Capital Management Inc.,
                                             its General Partner

                                        By:  /s/ Michael D. Weiner
                                             -----------------------------
                                             Name:  Michael D. Weiner
                                             Title: Vice President
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      CUSIP No. 344123 10 4                                  Page 6 of 6 Pages
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                              APPENDIX A TO ITEM 2

     The following sets forth information with respect to the general partners, executive officers, directors and principal shareholders of AIF, Advisors, which is the managing general partner of AIF, Apollo Capital Management, Inc., a Delaware corporation which is the managing general partner of Advisors ("Apollo Capital"), and Apollo Fund Administration Limited ("Administration") which is the administrative general partner of Advisors.

     Messrs. Leon Black and John Hannan, both United States citizens, are executive officers and directors of Apollo Capital, and limited partners of Advisors. The principal business of Advisors is to provide advice regarding investments in securities. Each of their business address is Two Manhattanville Road, Purchase, New York 10577.